UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

The New York Times Company (the “Issuer”)
(Name of Issuer)
Class A Common Stock, par value $0.10 per share (“Class A Common Shares”)
(Title of Class of Securities)

650111107
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650111107	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS
Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 27,803,000 Class A Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 27,803,000 Class A Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,803,000 Class A Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3% of the Class A Common Shares (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 650111107	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS
Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 27,803,000 Class A Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 27,803,000 Class A Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,803,000 Class A Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3% of the Class A Common Shares (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 650111107	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS
Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 27,803,000 Class A Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 27,803,000 Class A Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,803,000 Class A Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3% of the Class A Common Shares (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 650111107	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS
Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 27,803,000 Class A Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 27,803,000 Class A Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,803,000 Class A Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3% of the Class A Common Shares (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 650111107	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS
María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 27,803,000 Class A Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 27,803,000 Class A Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,803,000 Class A Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3% of the Class A Common Shares (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 650111107	Page7 of 16 Pages

1	NAMES OF REPORTING PERSONS
Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 27,803,000 Class A Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 27,803,000 Class A Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,803,000 Class A Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3% of the Class A Common Shares (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 650111107	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS
Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 27,803,000 Class A Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 27,803,000 Class A Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,803,000 Class A Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3% of the Class A Common Shares (see Item 4(b))
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 650111107	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS
Inversora Carso, S.A. de C.V., formerly known as Inmobiliaria Carso, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 19,853,000 Class A Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 19,853,000 Class A Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,853,000 Class A Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3% of the Class A Common Shares (see Item 4(b))
12	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 650111107	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSONS
Grupo Financiero Inbursa, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 7,950,000 Class A Common Shares (see Item 4(c))
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 7,950,000 Class A Common Shares (see Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,950,000 Class A Common Shares (see Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9% of the Class A Common Shares (see Item 4(b))
12	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 650111107	Page 11 of 16 Pages

Item 1.
(a)	Name of Issuer: The New York Times Company (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 620 Eighth Avenue New York, NY 10018
Item 2.
(a)

Name of Persons Filing:

This statement is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), by the persons listed below (the “Reporting Persons”).

(1)

Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”), each of whom is a Mexican citizen. The members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Inversora Carso, S.A. de C.V., formerly known as Inmobiliaria Carso, S.A. de C.V. (“Inversora Carso”) and a majority of the outstanding voting equity securities of Grupo Financiero Inbursa, S.A.B. de C.V. (“GFI”).

(2)

Inversora Carso, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies. Inversora Carso owns all of the outstanding voting securities of Control Empresarial de Capitales S.A. de C.V.

(3)

GFI, a sociedad anónima bursátil de capital variable organized under the laws of Mexico, is a financial services holding company. GFI owns the majority of the outstanding voting equity securities of several financial institutions organized in México, including a broker-dealer, a bank, an insurance company and a surety bonding company.

CUSIP No. 650111107	Page 12 of 16 Pages

(b)

Address of Principal Business Office:

(i) The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 México, D.F.

México

(ii) Inversora Carso’s principal business address is:

Lago Zurich 245

Presa Falcon, Piso 20
Granada Ampliación
11529 México D.F.
México

(iii) GFI’s principal business address is:

Paseo de las Palmas 750
Colonia Lomas de Chapultepec
11000 México, D.F.

México

(c)	Citizenship: Each member of the Slim Family is a Mexican citizen and each of Inversora Carso and GFI is a Mexican corporation.
(d)	Title of Class of Securities: Class A Common Stock, par value $0.10 per share (“Class A Common Shares”)
(e)	CUSIP Number: 650111107
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 650111107	Page 13 of 16 Pages

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 650111107	Page 14 of 16 Pages

Item 4.	Ownership.
(a)

Amount Beneficially Owned:

As of the date of this filing, (i) Inversora Carso, directly or indirectly, owns 19,853,000 Class A Common Shares and (ii) GFI, directly or indirectly, owns 7,950,000 Class A Common Shares. Because the members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Inversora Carso and a majority of the outstanding voting equity securities of GFI, the Slim Family may be deemed to beneficially own indirectly the Class A Common Shares beneficially owned, directly or indirectly, by Inversora Carso and GFI.

On January 14, 2015 warrants held, directly or indirectly, by Inversora Carso and GFI to purchase 7,950,000 Class A Common Shares were exercised at $6.3572 per Class A Common Share.

(b)

Percent of Class:

The Class A Common Shares beneficially owned by the Slim Family constitute approximately 17.3% of the 161,074,241 issued and outstanding Class A Common Shares, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2015.

The Class A Common Shares beneficially owned by Inversora Carso constitute approximately 12.3% of the 161,074,241 issued and outstanding Class A Common Shares, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2015.

The Class A Common Shares beneficially owned by GFI constitute approximately 4.9% of the 161,074,241 issued and outstanding Class A Common Shares, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2015.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: As to the Slim Family: 27,803,000 Class A Common Shares As to Inversora Carso: 19,853,000 Class A Common Shares As to GFI: 7,950,000 Class A Common Shares
	(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)

Shared power to dispose or direct the disposition of:

As to the Slim Family: 27,803,000 Class A Common Shares

As to Inversora Carso: 19,853,000 Class A Common Shares

As to GFI: 7,950,000 Class A Common Shares

Item 5.	Ownership of Five Percent or Less of a Class.

CUSIP No. 650111107	Page 15 of 16 Pages

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Class A Common Shares reported as beneficially owned by Inversora Carso include Class A Common Shares owned by its subsidiary Control Empresarial de Capitales S.A. de C.V. Class A Common Shares reported as beneficially owned by GFI include Class A Common Shares owned by its subsidiary Banco Inbursa S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa.

Item 8.

Identification and Classification of Members of the Group.

The identity of each member of the group filing this schedule is as follows: Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Inversora Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V.

Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The Powers of Attorney for the members of the Slim Family, Inversora Carso and GFI, which are filed as exhibits to Amendment No. 1 to the Schedule 13G filed by the Reporting Persons with the Commission on February 14, 2014 in respect of their ownership in equity shares of YPF Sociedad Anónima, and the Joint Filing Agreement among the Slim Family, Inversora Carso and GFI, which is filed as an exhibit to Amendment No. 1 to the Schedule 13G in respect of their ownership of Class A Common Shares of the Issuer filed by the Reporting Persons with the Commission on January 22, 2009, are hereby incorporated herein by reference.

CUSIP No. 650111107	Page 16 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By: /s/ Raul Humberto Zepeda Ruiz
Raul Humberto Zepeda Ruiz
Marco Antonio Slim Domit	Attorney-in-Fact
February 16, 2016
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

INVERSORA CARSO, S.A. DE C.V.
/s/ Raul Humberto Zepeda Ruiz
By: Raul Humberto Zepeda Ruiz Title: Attorney-in-Fact

GRUPO FINANCIERO INBURSA, S.A. B DE C.V.
/s/ Raul Humberto Zepeda Ruiz
By: Raul Humberto Zepeda Ruiz Title: Attorney-in-Fact